

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

James Martin
Co-Chief Executive Officer
Cocrystal Pharma, Inc.
19805 N. Creek Parkway
Bothell, WA 98011

> **Re: Cocrystal Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 12, 2023**
> **File No. 333-271883**

Dear James Martin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Harris